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January 26, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Linda Cvrkel, Branch Chief

Re:          DryShips Inc.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed May 10, 2011
File No. 001-33922

Dear Ms. Cvrkel:

We refer to the annual report on Form 20-F for the fiscal year ended December 31, 2010, filed by DryShips Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on May 10, 2011 (the “Annual Report”). By letter dated December 19, 2011 (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments regarding the Annual Report and the Company’s Report on Form 6-K furnished to the Commission on November 8, 2011.  The Company filed via EDGAR its response to the First Comment Letter on December 30, 2011. By letter dated January 23, 2012 (the “Second Comment Letter”), the Staff provided the Company with additional comments regarding the Annual Report.  This letter responds to the Staff’s comments in the Second Comment Letter.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Second Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 20-F for the year ended December 31, 2010

Note 4.  Transactions with Related Parties, page F-27

1.
We note your response to our prior comment number four.  As Mr. Economou has a beneficial ownership interest of 13.9% in the company and the ability to exert influence, in addition to being a majority beneficial owner of TMS Bulkers and TMS Tankers, you are required to disclose the existence of the control relationship your Chairman and Chief Executive Officer has over the company in accordance with ASC 850-10-50-6.  Please note that the information in Item 7A of Form 20-F provided outside of the financial statements does not meet the financial statement disclosures requirements outlined by ASC 850-10-50.

The Company undertakes to provide additional disclosure in its financial statements in future filings in accordance with ASC 850-10-50-6. Set forth below is the proposed additional disclosure in response to the Staff’s comment:

As the Company’s Chairman, Chief Executive Officer and principal shareholder, with a 13.9% shareholding, George Economou has the ability to exert influence over the operations of the Company.

Other

2.	Please note that changes of accountants should be reported under Item 16 of Form 20-F instead of being incorporated by reference. Please confirm that you will comply in all future filings.

The Company acknowledges the Staff’s comment and undertakes to report changes of accountants under Item 16 of Form 20-F in all future filings.

* * * * *

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Christine Westbrook at (212) 574-1371.

Very truly yours,

SEWARD & KISSEL LLP

By:      /s/Gary J. Wolfe
Gary J. Wolfe

cc:           Mr. Ziad Nakhleh
Chief Financial Officer
DryShips Inc.
80 Kifissias Avenue
Amaroussion 151 25
Athens, Greece

DRYSHIPS INC.
80 Kifissias Avenue
Amaroussion 151 25
Athens, Greece

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Linda Cvrkel, Branch Chief

Re:           DryShips Inc.

January 26, 2012

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

DRYSHIPS INC.

By:       /s/ Ziad Nakhleh
Name:  Ziad Nakhleh
Title:    Chief Financial Officer